Table Trac, Inc.
15612 Hwy 7 #331,
Minnetonka, MN 55345

January 29, 2010

Ms. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Table Trac, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended June 30, 2009
Form 10-Q for the quarter ended September 30, 2009
File No. 001-32987

Dear Ms. Shenk,

On behalf of Table Trac, Inc. (the "Company"), this letter responds to your letter dated January 15, 2010.

The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your letter dated January 15, 2010. For ease of reference, the Staff's comments appear in italics immediately preceding the Company's responses.

Form 10-K for the Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Accounts Receivable

SEC states (Letter dated 1/15/2010): 1. We note your response to our prior comment 4. However you have not quantified for us the total amount of net accounts receivable related to sales installment contracts at the balance sheet date. Additionally, please confirm to us that you will disclose this information in future filings.

Table Trac Response:

The following table quantifies the Composition of the accounts receivable at the balance sheet date..

Accounts Receivable Composition

December 31, 2008
Receivables, sales installment contracts	$1,269,877
Receivables, other sales	$736,598
Accounts Receivable	$2,006,475

We confirm that our future filings will include a table similar to the one provided herein.

Form 10-Q: For the Quarter Ended June 30, 2009

Note 1. Nature of Business and Summary of Significant Accounting Policies

Accounts Receivable / Allowance for Doubtful Accounts

SEC states (Letter dated 1/15/2010): 2. We note your response to our prior comment 5. Please quantify for us the amount of allowance for doubtful accounts that relates to each of the three components listed in your response letter. Additionally, for your international customer with unforeseen financial issues, please tell us when you first were made aware of this customer's situation, when you first began working with this customer to revise their payment terms, and the total amount of their outstanding accounts receivable balance. For your international customer that is significantly behind in their repayments, please tell us how far behind in payments this customer was, the total amounts of their outstanding accounts receivable balance, and whether you have received any payment from this customer subsequent to June 30, 2009.

Table Trac Response:

The following table quantifies the amounts contained in allowance for doubtful accounts that relates to each of the three components listed in our response letter.

	Accounts Receivable Balance June 30, 2009	Allowance %	Allowance	Amounts collected subsequent to Statement Date June 30, 2009
Customer (1)	$ 37,933.00	100%	$ 37,933.00	- 0 -
Customer (2)	$ 281,164.00	20%	$ 56232.80	$ 98,444.00
Customer (3)	$ 182.054.00	20%	$ 36,410.80	$ 17,135.00
Customer not discussed (materiality)	$ 7,980.00	100%	$ 7,980.00	$ 7,980.00
Total Allowance June 31, 2009			$138,556.60

Regarding our international customer (2) with unforeseen financial issues, we had received $174.445 from them in the previous 12 month period ending June 30, 2008 and an additional $40,000 in the 12 month period ending June 30, 2009. However, these payments were in lump sums and the customer was not making regular monthly installment payments. We began discussions of their lack of regular payments in May of 2009, and were informed of their desire for an internal debt restructuring agreement. At that time, the customer requested and we granted new terms to allow them to begin making monthly payments in the fourth quarter of 2009. The Customer has been compliant with this agreement and has made regular installment payments in October 2009, November 2009, December 2009 and January 2010.

Details of their Balance and Payments to date are provided in the table above.

For our international customer (3) that is significantly behind in their payments, amounts dating back as far as January 10, 2009 were unpaid. The amounts and subsequent payments received are shown in the table above.

Form 10-Q: For the Quarter Ended September 30, 2009

Participation Revenue

SEC states (Letter dated 1/15/2010): 3. We note your response to our prior comment 6. However, it appears your determination of recoverability is based on events that occur subsequent to the sales and installation. Please tell us how your determine recoverability of deferred system sales costs at the time of delivery or installation.

Table Trac Response: While the precice revenues of the deferred system sales costs at the time of delivery or installation is not known, recoverability is conservatively based on the Company's 15 year experience with casino operations of similar size and expected operational volume, such that the deferred costs are recognized as a percentage of anticipated revenues over the first year of the system's life.

Note 3. Notes Receivable/Interest Receivable

SEC states (Letter dated 1/15/2010): 4. We note your response to prior comment 7. Please tell us what your collectability patterns where subsequent to March 31, 2009 and are to date. Please quantify for us the total number of customers that had participation based contracts as of June 30, 2009. Additionally please tell us if you have written off or reserved for any additional participation revenue to date.

Table Trac Response: The collectability patterns subsequent to March 31, 2009 for Participation revenue is as disclosed in the reserve of $6,100 which was 100% of participation revenues unpaid at June 30, 2009. As of June 30, 2009 the Company had only one participation based contract. The Company has not written off or reserved for any additional participation revenue to date, January 29, 2009.

Finally, on behalf of the Company, I acknowledge that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (952) 548-8877 with any questions you may have concerning our responses.

Sincerely

/s//Chad B Hoehne
President and CEO